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PART I.   FINANCIAL INFORMATION
ITEM 1.   FINANCIAL STATEMENTS


LONE STAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In Thousands)                            Predecessor Company
                                                                            For the Three Months
                                                                                Ended March 31,
                                                                               1994           1993

Consolidated Income

Revenues:
   Net sales                                                                   $33,709       $32,477
   Joint venture income                                                            381         1,629
   Other income, net                                                             2,691         2,570
                                                                                36,781        36,676
Deductions from revenues:
   Cost of sales                                                                29,694        28,501
   Selling, general and administrative
      expenses                                                                   9,836        10,206
   Depreciation and depletion                                                    6,688         6,584
   Recover of litigation settlements                                            (6,500)       -
   Interest expense (contractual interest
      of $7,631 in 1994 and $7,900 in 1993)                                        233           474
                                                                                39,951        45,765

Loss before reorganization items and income taxes                               (3,170)       (9,089)
Reorganization items:
   Adjustments to fair value                                                  (133,917)       -
   Other items                                                                 (13,396)       (2,608)
                                                                              (147,313)       (2,608)
Loss before income taxes and cumulative effect of change
    in accounting principle                                                   (150,483)      (11,697)
   Provision for income taxes                                                     (155)       (1,878)

Loss before cumulative effect of change in accounting principle
  and extraordinary item                                                      (150,638)      (13,575)
Cumulative effect of change in accounting principle:
   Postretirement benefits other than pensions                                  -               (782)
Extraordinary item: gain on discharge of prepetition liabilities               127,520        -

Loss before preferred dividends                                                (23,118)      (14,357)
Provision for preferred dividends                                               (1,278)       (1,278)

Net loss applicable to common stock                                           ($24,396)     ($15,635)

Primary and fully diluted loss per common share:
Loss before cumulative effect of changes in accounting principles              (a)           (a)
Cumulative effect of changes in accounting principles                          (a)           (a)
Extraordinary gain on discharge of prepetition liabilities                     (a)           (a)
Net loss                                                                       (a)           (a)

(a)  Earnings per share are not meaningful due to reorganization and revaluation entries and the issuance of 12 million shares of new common stock.

The accompanying Notes to Financial Statements are an integral part of the Financial
Statements.
                                                  3
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